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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 3

                                    to the
                                  FORM 10-SB
                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                               -----------------

                           UNIVERSAL ICE BLAST, INC.
                (Name of Small Business Issuer in its charter)

                          Nevada                       88-0360067
               (State or other jurisdiction         (I.R.S. Employer
             of incorporation or organization)     Identification No.)
                  533 --  6th Street South               98033
                    Kirkland, Washington               (Zip Code)
          (Address of principal executive offices)

                                (425) 893-8424
                          (Issuer's telephone number)

       Securities to be registered pursuant to Section 12(b) of the Act.

       Title of each class   Name of each exchange on which registered
              None                             None

       Securities to be registered pursuant to Section 12(g) of the Act.

       Title of each class                 Common Stock


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           UNIVERSAL ICE BLAST, INC.

                                  FORM 10-SB

                                     INDEX

                                    PART I


                                                                                              Page
                                                                                              ----

ITEM 1.        Description of business.......................................................   1

ITEM 2.        Management's Discussion and Analysis..........................................   8

ITEM 3.        Description of Property.......................................................  14

ITEM 4.        Security Ownership of Certain Beneficial Owners and Management................  14

ITEM 5.        Directors and Executive Officers, Promoters and Control Persons...............  15

ITEM 6.        Executive Compensation........................................................  16

ITEM 7.        Certain Relationships and Related Transactions................................  16

ITEM 8.        Description of Securities.....................................................  17


                                             PART II

ITEM 1.        Market Price of the Registrant's Common Equity and Related Stockholder Matters  18

ITEM 2.        Legal Proceedings.............................................................  18

ITEM 3.        Changes in and disagreements with Accountants.................................  18

ITEM 4.        Recent Sales of Unregistered Securities.......................................  18

ITEM 5.        Indemnification of Directors and Officers.....................................  20


                                             PART III

ITEMS 1 and 2. Index to and Description of Exhibits..........................................  21

                                    PART I

Item 1. Description of business

   Universal Ice Blast, Inc., (the "Company") is a Nevada corporation organized in 1995 for the purpose of developing and marketing ice-blasting equipment for which it holds patents. The Company's office and warehouse facility is in Kirkland, Washington, a suburb of Seattle. The Company designs, assembles and sells its equipment as well as provides ice blasting services and equipment rental. The Company creates environmentally friendly solutions to industrial cleaning needs.

   The Company was initially engaged in technology and market research and development. Since 1998, the Company has worked with clients to develop tailored products, applications and cleaning systems to fulfill customers' needs.

Ice Blast Technology

   Ice blasting is a simple process that uses compressed air and ice crystals. Shot through a hose and directed with a nozzle, a fine, powerful mist is blasted onto a surface, acting like a chisel to remove debris. Ice blasting is a non-abrasive, cleaning process that uses ordinary tap water, compressed air and electricity to create an environmentally friendly, cost effective method to address a variety of cleaning needs. Ice blasting technology has advantages over other cleaning processes important to its markets, including:

   . Superior cleanliness;

   . Reliable, consistent operation;

   . Low operating costs;

   . Minimal waste;

   . Non-abrasive; and

   . Does not generate dust.

   An ice blast machine is ready for work within seconds of pushing the start button. Ice particles are produced continuously at a rate of 200 pounds per hour. Using a two hose system, ice particles are transported through a low pressure hose to the blasting nozzle where a second higher pressure hose delivers up to 200 psi ("pounds per square inch") pressure to accelerate the ice particles towards the target surface. The solid ice particles displace surface contaminants through the energy from the impact and through the lateral deformation of the ice particles.

   At the heart of the ice blast technology is the scrub and flush cleaning that takes place when the ice crystals impact onto a substrate. Ice crystals deform to scrub on impact, and after impact melt into water to flush away debris. Thus, ice blasting has a scrubbing component that water blasting lacks and it uses significantly less water than water blasting, which results in less waste to be contained. Ice blasting creates no dust and utilizes no abrasives in the process, and is accordingly more gentle and cleaner than sand blasting. Known competitive disadvantages of ice blasting over other methods are that it is less abrasive than sand blasting, steel shot, walnut shells, and corn. Ice blasting will not remove deep rust or metal burrs. Because it is less abrasive, ice blasting is slower than some of the aforementioned processes.

   Using the ice blasting cleaning process reduces waste as compared to other cleaning processes. Typical water blasting operations use from 1 to 6 gallons per minute or 60 to 360 gallons per hour. Ice blasting uses up to 20 gallons per hour. Further, upon impact, the ice particles explode, turning approximately half of its solid mass into vapor and the other half into liquid, thus resulting in even less wastewater to contain.

   The Company holds three patents (#5,913,711, #6,001,000, and #6,270,394) two of which were issued in 1999 and one in 2001, that cover the method and apparatus for manufacturing, transport, and continuous delivery of ice particles to a nozzle to do continuous ice blast cleaning work on various substrates. The Company also has seven patent applications pending which cover various improvements to methods and apparatus related to ice blast technology. Future patent applications are anticipated.

Products and Services

   The Company's cleaning products are designed to operate continuously, three shifts a day, seven days a week. The Company produces equipment models of a stationary design for use in manufacturing systems. Base sales prices for stationary models range from approximately $69,000 to $90,000. Prices for integrated cleaning systems and stations could sell for up to $700,000 depending on, among other things, the number of requested blast nozzles and sophistication of the application. The Company also produces equipment models of a more portable design for use on job sites. Base sales prices for stand-alone, portable models approximate $70,000.

   The Company builds and assembles all of its ice blasting equipment. While some components have been purchased from primarily one source, most other parts and accessories used in assembly are available from multiple sources. Management of the Company believes that sufficient quantities of raw materials, parts and components utilized in making ice blasting equipment will continue to be available. No vendor of the Company is considered as the primary vendor and all components used in the equipment that the Company manufactures can be either acquired from alternative sources or produced in-house.

   In addition to selling its ice blasting equipment, the Company rents its equipment and also provides cleaning services. The Company is presently inclined towards increasing the rental income portion of the business. The Company has provided ice blasting cleaning services, primarily through its wholly-owned subsidiary, Midwest Ice Blast, Inc. ("Midwest"). Responding to opportunities to perform outsourced contracts for the cleaning of production parts, the Company formed Midwest, which commenced its operations in Toledo, Ohio in early 1999. During 1998 and 1999, the Company received revenue from a large cleaning contract for a glass manufacturing company. Typically, cleaning contracts are of short duration and the Company uses subcontracted labor to perform the work. The primary focus of the Company is not to provide ice blast cleaning services, but to develop market niches and sales channel partners into and through which it can rent, lease or sell equipment.

   The Company has primarily marketed its products and services directly to its customers, and has also developed indirect sales channels through sales agents and distributors and with other businesses involved in providing industrial and environmental cleaning services. The Company has recently signed a marketing agreement for asbestos abatement environmental clean-up applications in the Pacific Northwest region, a reciprocal marketing agreement with a company providing environmentally friendly chemical solutions for coating removal and cleaning to customers in architectural, industrial, automotive and marine markets, and agreements with distributors in Holland and Australia. The following table provides a listing of both domestic and foreign organizations with whom UIBI has entered into distributorship and/or exclusive territory agreements with:

Organization                            Nature of Agreement              Date      Term
------------                            -------------------              ----      ----
Heydaal B.V.                 Distributorship covering The Netherlands, 8/1/2000  5 years
  dba Ice Blast Benelux      Belgium and Luxemburg
  The Netherlands

Ice Blast Australia Pty Ltd. Distributorship covering Australia,       3/19/2001  1 year
  NSW 2153
  Australia

Lake Oswego Insulation Co.   Hazardous Material Abatement covering     3/15/2001 9 months
  Lake Oswego, OR            Oregon and Washington

Organization                                        Nature of Agreement               Date      Term
------------                                        -------------------               ----      ----

Napier Environmental Technologies, Inc. Reciprocal Marketing Agreement allowing     2/23/2001 unlimited
Delta, BC Canada                        for cross promotion of products

Goodwill Industries                     Joint Venture, Memorandum of                3/21/2001  2 years
Detroit, MI                             Understanding to market and procure
                                        industrial parts cleaning in the automotive
                                        industry

   The two distributorship agreements require minimum purchases of ice blast equipment from the Company, which if not met will put the Distributor in default of the agreement and allows that the Company may seek other parties to distribute it's products in those areas for which the Distributor has exclusivity. The Company's agreement with Lake Oswego Insulation Co. ("LOIC") was established as a trial and expires on December 31, 2001. The Company is presently negotiating a term lease of it's equipment with LOIC, which if consummated would result in extending the term of the agreement. The Napier agreement is subject to cancellation by either party upon 30 days written notice. The Joint Venture ("JV") agreement with Goodwill Industries provides for a sharing of revenues with respect to any contracts that the JV may enter into with automakers for the industrial cleaning of production parts using ice blast technology. The JV is subject to good faith renewal by both parties and the terms of each contract so awarded are to be negotiated at the time such contract is awarded. Agreements with Heydaal, B.V., Ice Blast Australia Pty, and Lake Oswego Insulation Co. have generated revenues of $116,000, $55,000, and $25,000, respectively. Neither agreement with Napier Environmental Technologies, Inc. nor Goodwill Industries has yet to generate revenue for the Company.

   The Company is in process of developing a joint venture arrangement with Goodwill Industries of Greater Detroit, a not-for-profit organization ("GWI"), for marketing and procuring production parts to be cleaned with the Company's technology. This exclusive agreement allows GWI the use of the Company's technology in cleaning production parts in the greater Detroit area. GWI, with their workforce expertise, will provide the labor, facilities and management for cleaning projects. The joint venture has submitted one proposal thus far to General Motors and is pursuing other proposal opportunities.

   Universal Ice Blast, Inc. is the sole worldwide provider of crystalline ice blasting equipment. Management is unaware of any other companies who are engaged in, developing, or marketing similar technology.

Markets

   The Company has decided to direct current sales efforts for its cleaning equipment and services in the three markets of Precision Cleaning, Industrial Cleaning and Environmental Cleaning.

   Precision Cleaning is cleaning to a defined tolerance, typically in a repetitive production setting where quality controls are closely measured and monitored. It usually involves removing surface contaminants from cast or machined mechanical parts, electronic components, or highly purified materials. It can also involve light "deburring" (removal or "burrs" created by cutting tools on machined metal parts). Ice blast technology is currently being used to clean and deburr electric motor armatures, transmission components and gears, engine and other cast parts for Japanese and American auto manufacturers.

   During 1997 the Company installed a ice blast cleaning station at the Ford Automatic Transmission New Product Center. This stand-alone cleaning station after continued use has demonstrated reliability in product quality (cleaning precision) and that the ice blasting equipment is easy to operate and maintain. After Ford representatives toured the Company's facilities, the Company received a Request for Quotation for cleaning systems from Ford and has responded with its proposal. The proposed systems, while centered around the Company's ice blast machinery, also include other "assembly line" or "conveyor belt" components and housings, which the Company would expect to outsource. The Company is awaiting a decision from Ford on the proposal, which, depending on its scope and number of cleaning stations ordered, could have a significant effect on the Company's business as the amounts involved could be several times previous annual revenues. As of the date of this filing, no purchase order(s) from Ford has been received and no revenue, other than amounts in 1997, have been recorded.

   Industrial Cleaning includes, among other applications, manufacturing equipment cleaning, maintenance and refurbishing, glass and fiberglass plant cleaning, and plastic mold and dunnage cleaning. In addition to the advantages of reduced waste, superior cleaning, dustless and chemical-free processes, ice blasting can reduce or eliminate the use of volatile organic compounds.

   Industrial cleaning applications are not always confined to manufacturing plants. The Company has also demonstrated the effectiveness of ice blast equipment for the cleaning of locks and pump stations in the waterways of Holland, which resulted in an equipment sale to a Netherlands company during 2000. In 1999, the Company sold ice blast equipment to the US Marine Corps in Hawaii for marine maintenance and general equipment cleaning.

   Environmental Cleaning projects utilizing ice blasting have included lead-based paint ("LBP") abatement and removal, and asbestos abatement and removal. The Company has invested three years in technology validation efforts to position its ice blast technology as a new, cost-effective and environmentally superior process. The Company has proven that the technology is effective for the removal of LBP from cement and brick buildings, steel structures inside buildings and from steel overpass bridges.

   As a result of work performed on an LBP abatement pilot project, the Company's ice blast technology was nominated by the New York State Department of Transportation (NY DOT) for the 2000 Civil Engineering Research Foundation Award for Innovation. The pilot project consisted of demonstrating the effectiveness of ice blast in removing LBP on two New York State bridges. As a demonstration project, only out-of-pocket expenses were billed and no revenue was recognized. However, the success of the project resulted in ice blast equipment being specifically named as the required technology for LBP abatement on nine of 39 steel bridges by the NY DOT. Bid proposals were to have been let in the summer of 2000 but as a result of containment concerns by the NY DOT, the project has been delayed. The Company has been verbally advised that the nine bridges to be ice blasted will be covered by a separate bid proposal and is expected to be let in the near future. The Company's only involvement will consist of renting ice blast equipment to the winning bidder at $2.00 per square foot and resulting revenue will be dependent upon the bridges selected and the square feet involved. One or two ice blast machines from the Company's existing rental machines, which total seven units, will be made available for any future NY DOT contract.

   During 1999, the Company delivered to the Naval Public Works Center a mobile ice blast / LBP Abatement system. Designed, integrated and assembled by the Company, the mobile system consists of an ice blast machine, an air compressor, an electrical generator and LBP encapsulate equipment, all contained within an enclosed truck.

   As a result of the Residential Lead-Based Paint Hazard Reduction Act of 1992, LBP abatement is considered to be a potentially significant market opportunity for the Company. According to the feature article in the August 1998 issue of the Journal of Protective Coatings and Linings, during the years 1993 through 1996, approximately $1 billion was spent on LBP abatement of various U.S. Departments of Transportation ("DOT") bridges, at an average cost of $250,000 per bridge, and future DOT spending for LBP abatement is projected to be over $40 billion. Additional opportunities exist for wall and ceiling surface cleaning in HUD Housing for removal of LBP contamination. Other LBP markets such as commercial and industrial buildings, schools and universities, municipal and state buildings also exist and represent other potential sale and rental opportunities.

   The following table reflects revenues derived from each of the three market segments described above including the percentage of the total for the years ending December 31, 2000, and 1999.

                                          2000                1999
            Market Segment              Revenues Percentage Revenues Percentage
            --------------              -------- ---------- -------- ----------
Precision Cleaning..................... $152,036     35%    $ 42,200     11%
Industrial Cleaning....................  193,303     44%     310,175     78%
Environmental Cleaning.................   93,260     21%      43,656     11%
                                        --------    ----    --------    ----
                                        $438,599    100%    $396,031    100%
                                        ========    ====    ========    ====

   The revenues and percentage mix reflected above should not be considered representative of future revenues and may vary dramatically dependent upon future contracts for ice blasting machines and services.


   The following table is a listing of customers who have accounted for 10% or more of total revenues during 2000 and 1999 as well as the fiscal quarter ended March 31, 2001:



                                                              Six Months Ended
             Customer                  2000         1999       June 30, 2001
             --------              ------------ ------------- ----------------
Heydaal, B.V...................... $74,000(17%) $ 42,000(11%)
H&S New Technologies..............              $140,000(35%)
Tokki K.K., Inc................... $64,000(15%)
Ice Blast Australia............... $55,000(13%)
KD Construction...................              $ 39,000(10%)
Ice Blast California..............                              $39,000(62%)
Armstrong World...................                              $16,000(26%)


Competition

   Competition for the Company's products and services comes from high-pressure water blast, dry ice blast, soda blast, sand, glass bead and other abrasive blasting, manual labor and chemicals. The Company's ice blast technology has advantages over other blasting techniques in that no special blasting material must be purchased and cleaned up. Primary competitive advantages are waste minimization as compared to other techniques, low airborne contaminants, improved environmental and worker health compliance, continuous operation reliability and simple field implementation. Known competitive disadvantages of ice blasting over other methods are that it is less abrasive than sand blasting, steel shot, walnut shells, and corn. Ice blasting will not remove deep rust or metal burrs. Because it is less abrasive, ice blasting is slower than some of the aforementioned processes.

   Many or most of the Company's competitors are larger, more established businesses, which have, in many cases, long-standing relationships with their customers, substantial name recognition and greater financial resources. Further, as with most new technology, ice blasting has an early adopter hurdle to overcome as there is an inherent resistance to change that provide older methodologies a competitive advantage.

Government Regulation




   While marketing opportunities are created as a result of numerous governmental and environmental regulations, the Company has determined that it complies with all such regulations, as a manufacturer, including OSHA requirements. Where the company either sells or leases equipment to contractors in the lead based paint or asbestos abatement market, such sales or leases of equipment are not governed by the many regulations that contractors in the hazardous abatement industry are, in fact, subject to.



   Further, the Company is not aware of any proposed governmental regulations which would impact or limit the Company's continued sale or lease of it's equipment within the hazardous abatement industry nor are there any known costs and effects of compliance with existing environmental laws.

Research and Development Expenditures

   The Company has expended approximately $131,000 and $138,000 for research and development activities during the years ended December 31, 2000 and 1999, respectively. Costs incurred consist primarily of salaries and related costs, and parts, materials and supplies directly involved in the research and development of new technology and are expensed as incurred. There are no material research and development activities that are borne directly by the Company's customers.

Employees

   As of April 30, 2001, the Company had eight employees, all of whom are full-time. None of the employees have employment agreements and none are represented by a collective bargaining agreement.

Risk Factors

   There are various risks associated with the Company and its business. The following risk factors should be reviewed and carefully considered.


   History of Net Losses; Potential Need for Additional Capital. The Company had cash and cash equivalents of $66,000 and $8,000 at December 31, 2000 and March 31, 2001, respectively. Through March 31, 2001, the Company has incurred net losses in the aggregate amount of $2,754,000, including net losses of $723,000, $761,000, and $136,000 during 2000, 1999, and for the three months ended March 31, 2001, respectively, and anticipates reporting net losses in the future, at least through 2001. The Company has funded its operations and business development primarily through the sale of its Common Stock. It is critical that the Company be able to raise additional capital in order to continue to fund additional future losses until the Company is able to generate positive cash flows from operations. The Company's requirements for and method for raising such capital is more fully discussed below under Financial Condition, Liquidity and Capital Resources.


   The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from alternative products and services and larger companies with greater financial and other resources, and raising of sufficient funds to further develop the Company's products, markets and business. While the Company has raised capital in the past, market conditions are ever changing, and there can be no assurance that the Company will be able to obtain additional financing, or that, if available, it will be able to obtain such additional financing on acceptable terms. As disclosed in an explanatory paragraph in the Report of Independent Accountants on the Company's consolidated financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern.

   Unpredictability of Future Revenues; Potential Fluctuations in Operating Results. As a result of the Company's limited operating history and the emerging nature of the markets the Company is developing with its relatively new technology, it may be difficult to predict future revenues. Further, the timing of revenue recognition could fluctuate significantly from period to period due to a variety of factors, many of which are outside the Company's control.

   Factors that may adversely affect the Company's operating results, include, among others, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) mix of product sales and revenues from services and rentals, (iii) the success of the Company's distributor relationships, (iv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, and (v) general economic conditions and economic conditions specific to industrial and environmental cleaning industries. The Company also expects that it will experience seasonality in its business. To date, the Company's limited operating history make it difficult to ascertain the effects of seasonality on its business.

   Going Concern Opinion from Independent Accountants. As noted on the Independent Auditor's Report and in Note 2 to the financial statements, prior operating losses of the Company in the aggregate amount of approximately $2.6 million raise substantial doubt about the Company's ability to continue as a going concern. Historically, such losses have been funded through the issuance of additional shares of common stock. The Company's future success is ultimately dependent upon it's ability to generate profits and cash from it's operating activities. However, the Company's inability to continue to raise new operating capital through the sale of additional common stock or from traditional sources as it pursues additional contracts for the sale and/or use of it's equipment could have a material adverse effect on it's ability to continue in existence.

   Competition. The Company operates in a highly competitive environment and may not be able to successfully compete for a significant enough market share. The Company competes with other providers of cleaning equipment and services that use a variety of technologies. To date, the Company does not have a significant market share in any of the markets in which it operates. Given the competition, the Company may not be able to compete effectively with these and other service providers and consequently may be unable to attract customers and grow and maintain sales.

   Many of the Company's competitors are larger, have greater financial and other resources than the Company. As a result, these competitors may be able, among other things, to better develop and exploit new markets, adapt to changes in customer requirements more quickly, or devote greater resources to the marketing and sale of these services than the Company.

   Risks Associated with Foreign Sales. During the Year ended December 31, 2000, $187,000 or 43% of the Company's gross revenues were generated from foreign sales. The Company anticipates that it will continue to market is ice blast equipment internationally and that future foreign sales are expected to increase. The Company currently requires payment of foreign sales in U.S. dollars and has not experienced any regulatory or other difficulties with respect to its foreign sales. However, future sales and operations outside of the U.S. could become subject to a variety of risks unique to international operations, including: adverse movement of foreign currencies against the U.S. dollar in which future results may be reported; import and export duties, and value added taxes; import and export regulation changes that could erode profit margins or restrict exports; potential restrictions on the transfer of funds; and the burden and cost of complying with foreign laws. Imposition of any one or a combination of these risks could have an adverse affect on the Company's future foreign sales and/or operations.

   Limited Trading Market. 10,658,492 shares of the Company's Common Stock are currently free trading. Additionally, 2,905,093 shares of the Company's Common Stock, which were issued prior to May 14, 2000, are currently eligible, subject to volume and manner of sale limitations, for the exemption from registration set forth in Rule 144 under the Securities Act. All unregistered shares issued by the Company which have been held for longer than one year but less than two years are subject to Rule 144 of the Securities Act. Additionally, all shares held by Messrs. Clarke and Visaisouk, regardless of the date of issue are also subject to Rule 144 of the Securities Act. From January 4, 1998 until May 17, 2000, the Company's Common Stock traded on the NASD Over-the-Counter Bulletin Board ("OTC/BB"). Since May 17, 2000, the Company's Common Stock has been reported on the National Quotation Bureau's electronic pink sheets. The Company intends to reapply for listing of its Common Stock on the OTC/BB. The only requirement to be listed on the OTC/BB is that the Company must make current filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. To this end, the Company is attempting to become a fully reporting company under the Securities and Exchange Commission rules and regulations.

   Listing on the OTC/BB does not imply that there will be a meaningful, sustained market for the Company's Common Stock. The Company cannot assure that an active trading market for its Common Stock will develop or continue. In the absence of any readily available secondary market for the Company's securities, holders thereof may experience great difficulty in selling their securities at or near the price originally paid by them. Unless the Company's Common Stock is listed on NASDAQ or selling at or above $5.00 per Share, the Company's

Common Stock would fall within the definition of a "penny stock" described below. Most recently, the Company's stock has been trading in the open market at between $0.17 and $0.20 and average daily volume has been approximately 19,000 shares.

   Penny stock regulations. The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker dealer practices in connection with penny stocks. Penny stock are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rules requires that a broker/dealer, prior to a transaction in a penny stock not otherwise exempt under the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's Common Stock is currently subject to the penny stock rules, and, accordingly, investors may find it difficult to sell their shares, if at all, when and if a public market develops.

   Absence of Dividends. No dividends have been paid on the Common Stock to date and the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

   Dependence on Key Personnel. The Company is dependent upon its two founders and principal shareholders, the Company's executive officers, for both technical and business expertise and experience. The Company presently does not have employment agreements with executive officers. The Company's performance is substantially dependent on the continued services and performance of its executive officers and other key personnel. The loss of the services of any of its executive officers could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

   Growth Management. The Company currently employs eight individuals, including the founders, none of whom are covered by employment or bargaining agreements. The Company is currently in negotiations with the Ford Motor Company, General Motors, and others for the order, production, and delivery of ice blast machines and cleaning systems. In past years, Company employees have ordered components and assembled all ice blast machines internally. However, the acceptance and receipt of all expected orders could restrict and/or affect the Company's ability to finance such construction, hire competent employees or subcontractors to perform the necessary tasks, and/or meet customer timetables for delivery of the equipment. The inability to perform any one of the foregoing could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Item 2. Management's Discussion and Analysis

   Cautionary Statement--Certain forward-looking statements contained herein regarding the Company's business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate and actual events, and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results is subject to certain risks and uncertainties, such as the impact of competition and pricing, changing market conditions, general economic conditions, and other risks as more fully disclosed as Risk Factors at the end of the business section of this Registration Statement on Form 10-SB. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "confident" and other similar expressions. Any forward-looking statements contained herein represent the Company's judgment as of the date hereof. The Company disclaims, however, any intent or obligation to update such forward-looking statements. As a result, the reader is cautioned not to place undue reliance on any forward-looking statements contained herein.

Overview

   The Company reports its revenues as sales of machines and accessories, or product sales, and as services and rental income. Services and rental income includes primarily cleaning services and income from the renting of equipment to customers who have not yet purchased Company equipment. Typically, the Company performs services at customer locations and receives rental income for equipment use and fees for time incurred. The Company has experienced growth in the rental aspect of its business. As the cost of monthly rental is significantly less than the purchase price of a machine, rental "sales" have a much lower customer pricing hurdle to overcome and accordingly are closed with a relatively higher frequency. Further, follow-on "sales" of rentals are similarly more common and provide the basis for expectation of future revenues from the same customers. The Company has customers in industries including precision cleaning (automotive deburring applications), environmental cleaning (lead paint or asbestos removal), and industrial cleaning (marine cleaning), which are located in various locations throughout the United States (including New York, Ohio, Hawaii and Washington) and the World (including Canada, Holland, Japan and Australia).

   The Company reports its costs and expenses as cost of revenues, research and development, selling and marketing, and general and administrative. Research and development costs consist primarily of compensation and related costs of personnel engaged in product design and enhancements and patent related costs. Selling and marketing costs relate to product sales and promotion and costs associated with responding to requests for proposals, including on-site demonstrations. General and administrative costs are comprised primarily of compensation and related expenses, occupancy and professional legal and accounting fees.

Company History


   Since its inception in 1995, the Company has been primarily engaged in technology and market research for the Company's products on specific applications and to develop machines tailored for those applications. In addition to sales of machines and sales of cleaning services and machine rentals, the Company has also been involved with development and installation of cleaning stations in automotive and other factory assembly line applications, which require "precision cleaning" within defined tolerances and other quality assurance measures. In this regard, the Company has submitted proposals to two of the major US automotive manufacturers for factory cleaning systems, or stations, which, if accepted, could have a significant effect on the Company. The proposed systems, while centered on the Company's ice blast technology, also include other "assembly line" or "conveyor belt" components and housings, which the Company would expect to outsource.



   During June of 2001, a senior engineer from Ford visited the Company's Kirkland, Washington facility to witness the prototype, precision cleaning machine being developed for Ford's Sharonville, Ohio transmission gear facility. As a result of the success of this visit, management was subsequently advised that a Ford purchase order for the first precision cleaning system to be installed in Ford's transmission gear facility, production line had been approved. In July of 2001 the Company received its first purchase order from Ford. The purchase order is for the design, manufacture, and installation of one ice blast cleaning station with commitments for an additional eight similar machines. Ford's commitments will be triggered automatically once Ford accepts the first system. The Company expects to commence manufacture of the system in August, and pre-test it at the Company's Kirkland, Washington facility for at least 20 days prior to shipment and installation at Ford during the Christmas holiday. The Company has agreed to a maximum of 90 days for Ford's acceptance of the first system, although acceptance is expected by management to come sooner. The Company anticipates that no revenue resulting from Ford sales will be reported until 2002. Each system has an approximate sales price of $225,000 and the initial system order additionally provides $55,000 for engineering design.



   The success of achieving approval from Ford will have both a short and long term impact on the company. In the short term an additional burden will be placed on both the Company's liquidity and Engineering staff. The estimated additional working capital required for the initial order is estimated to be approximately $350,000 which includes materials, consulting design engineers, non-cash allocations and direct labor. The company does not expect to achieve its projected margins on the first 3 ice blast systems because of the initial design costs associated with the project. However, Management fully expects that future systems will provide the Company with margins that will secure the profitability of the company in the long term.



   The successful implementation of the first installation is expected to give rise to additional orders from Ford. The company is extremely confident that this first machine will stand up to the rigors of the production line at the Ford factory. The Company has been given to understand that its blast technology will become a new standard by which Ford clean gears used in transmissions.



   Because of this project the company has been requested to test and develop other cleaning and deburring applications within Ford.


Results of Operations




  Three months ended March 31, 2001 compared to the three months ended March 31, 2000



   The following discussion and analysis of operations for the three months ended March 31, 2001 is based on the Company's unaudited, internally prepared, consolidated interim financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Management, all adjustments necessary for fair representation have been included.



   Revenues decreased by $33,000, or 32%, to $69,000 during the three months ended March 31, 2001 as compared to $102,000 for the comparative prior year period. Sales of machines and accessories decreased 95% to $3,000 during the first quarter of 2001 from $66,000 during the first quarter of 2000, while revenues from services and rental income increased 76% to $65,000 from $37,000, respectively. During the first quarter of 2001, the Company was focused on the design and development of a precision cleaning, ice blasting booth for the Ford transmission production line. As a result, there were no sales of machines or accessories during this period whereas the comparable period for 2000 included the sale of one machine. Machine revenue of $3,000 in the first quarter of 2001 represents the amortization of deferred revenue resulting from earlier sale-leaseback transactions. The increase in service and rental income is primarily the result of an increased Company focus on the rental of machines.



   Gross profit decreased 32% to $33,000 during the three months ended March 31, 2001 from $49,000 during the comparative prior year period. As a percent of sales, gross profit during the first quarter of 2001 remained relatively constant at 48% when compared to the first quarter of 2000. As a result of no machine and accessories sales during the first quarter of 2001, there is no comparison of gross profits from such sales to the first quarter of 2000 where gross profit was $29,000 or 44%. Gross profit from service and rental income increased to $30,000 during the three months ended March 31, 2001 from $20,000 during the comparative prior year period as a result of increased rental income. However, the gross profit percentage, from service and rental income, during the first quarter of 2001 declined to 45% from 54% during the same period of the prior year as a result of longer term rental agreements with customers, during the first quarter of 2001, that have a lower monthly rental rate.



   General and administrative expenses decreased 9% to $125,000 during the first quarter of 2001 as compared to $137,000 during the comparative prior year period. The decrease of $12,000 is the result of a net decrease of professional fees in the amount of $6,000, a decrease of promotional expenses in the amount of $15,000, and a decrease of miscellaneous office related expenses in the amount of $7,000. These decreases were offset by an increase in payroll related costs of $16,000.



   Research and development expenses for the three months ended March 31, 2001 increased 50% to $46,000 from $31,000 for the comparative period of the prior year. This increase is the result of an increase in patent related costs of $6,000 and an increase in consulting costs of $9,000 that are related to the design and development of the Ford ice blast cleaning station.

   Selling and marketing expenses decreased to $13,000 during the first quarter of 2001 from $24,000 for the comparative prior year period as a result of reduced travel related expenses.



   As a result of the above, the operating loss for the three months ended March 31, 2001 increased to $152,000 from $144,000 for the comparative prior year period.



   For both the first quarter of 2001 and 2000 other income (expense) consisted entirely of interest expense. First quarter 2001 interest expense was $10,000 and remained relatively unchanged on a comparative basis from the prior year.



   The Company continues to record a valuation allowance for the full amount of its deferred income tax asset, which would otherwise be recorded for tax benefits relating to operating losses, as realization of deferred tax assets cannot be determined to be more likely than not.




  Year ended December 31, 2000 compared to year ended December 31, 1999

   Revenues increased $43,000, or 11%, to $439,000 during the year ended December 31, 2000 as compared to $396,000 for the prior year. Sales of machines and accessories increased 32% to $268,000 in 2000 from $202,000 in 1999, while revenues from services and rental income decreased 12% to $171,000 in 2000 from $194,000 in 1999. The Company sold 4 machines in 2000 as compared to 1 in 1999. Of the $66,000 increase in machine and accessory sales, $142,000 is the result of the increase in the number of machines sold including $13,000 from the amortization of deferred gains on sale and leaseback transactions more fully described below in our analysis of Results of Operations for the Year ended December 31, 1999 compared to year ended December 31, 1998, and offset by a reduction of $76,000 in accessories. The reduction in accessory sales is largely the result of two non-recurring compressor sales in 1999 that totaled $66,000. The decrease in services and rental income is the result of the completion of a 1998 service contract that ended in 1999. Service revenues were $27,000 during 2000 compared to $178,000 during 1999, and rental revenue was $144,000 during 2000 compared to $16,000 during 1999. The Company anticipates that rental revenue will continue to increase as more end-users become aware of the technology and that cleaning services will continue to decline as the Company either sells or rents its ice blast equipment to subcontractors. Included in machines and accessories revenue.

   Gross profit increased 96% to $135,000 during the year ended December 31, 2000 as compared to $69,000 during the prior year. As a percent of sales, gross profit increased to 31% during 2000 from 17% in 1999. Gross profits from sales of machines and accessories increased to $103,000 or 38% of related sales during 2000 from $28,000 in 1999 or 14% of sales, as the result of 1999 margins being unusually low due to sales mix, which included sales of older models and accessories. Gross profits from services and rental income decreased to $32,000 in 2000, or 19% of related sales, from $41,000 in 1999, or 21% of sales primarily as a result of the completion of the service contract noted above. Increases in gross profits were also partially the result of increased efficiencies in the manufacturing process.

   General and administrative expenses increased 10% to $598,000 during the year ended December 31, 2000 as compared to $545,000 during 1999. Of the $53,000 increase in general and administrative expenses, $36,000 is related to an increase in payroll related costs, of which $25,000 is attributable to recruiting expense and temporary help; professional fees and expenses increased by $37,000, of which $27,000 is attributable to the Company's creation of an outside Advisory Board, an increase of $35,000 in accounting fees resulting from the Company having engaged the accounting firm of Moss Adams to audit its financial statements for the years ended December 31, 1998, 1999, and 2000, and offset by a reduction of $25,000 in general legal expenses resulting primarily from the write-off of a 1998 legal fee in connection with a debt financing that was never consummated; and an increase in insurance expense of $11,000. Offsetting the foregoing increases in general and administrative expenses, the Company experienced a reduction of $30,000 in its facilities costs, including telephone and utilities, as a result of a significant decrease in required rental space at its Midwest Ice Blast subsidiary, located in Toledo, Ohio and other miscellaneous cost savings amounting to $1,000.

   Research and development expenses increased 5% to $145,000 during the year ended December 31, 2000 as compared to $138,000 during 1999, primarily due to increased engineering consulting expenses associated with the development and design of Ford Motor Company projects.

   Selling and marketing expenses declined 18% to $75,000 during the year ended December 31, 2000 as compared to $91,000 in the prior year due primarily to decreases in commissions paid and trade show expenses.

   Operating losses were $682,000 during the year ended December 31, 2000 as compared to $705,000 during the prior year. The increase in gross profit of $66,000 during the year ended December 31, 2000 as compared to the prior year, was offset by increases in operating expenses of $43,000 and resulted in a decrease in operating loss of $23,000 during 2000 as compared to 1999.

   Other income (expense) decreased to $41,000 of net expense during the year ended December 31, 2000 from net expense of $56,000 during 1999 due primarily to a decrease in interest expense resulting from decreases in interest bearing obligations.

   The Company continues to record a valuation allowance for the full amount of its deferred income tax asset, which would otherwise be recorded for tax benefits relating to operating losses, as realization of tax deferred assets cannot be determined to be more likely than not.

  Year ended December 31, 1999 compared to year ended December 31, 1998

   Revenues decreased $296,000, or 43%, during the year ended December 31, 1999 as compared to the prior year. Sales of machines and accessories decreased 34% to $202,000 in 1999 from $305,000 in 1998, and revenues from service and rental income decreased 50% to $194,000 in 1999 from $388,000 in 1998. The Company sold 1 machine in 1999 as compared to 3 in 1998. Of the $103,000 decrease in the sales of machines and accessories, $178,000 is attributable to the decline in the number of machines sold during 1999 and offset by amortization of deferred gains on sale and leaseback transactions in the amount of $9,000, as explained in the following paragraph, and an increase of $66,000 in accessory sales resulting from two non-recurring compressor sales made during 1999. The decrease in service and rental income in the amount of $194,000 is substantially the result of the culmination of a industrial cleaning contract which ended in the second quarter of 1999. The resulting loss of service income in the amount of $240,000 related to this contract was offset primarily from other smaller service contracts and an increase of $10,000 in rental income.

   During 1999, the Company entered into two sale and leaseback transactions with two unrelated entities, involving Ice Blast machines manufactured by the Company, whereby the Company received gross proceeds of $115,000. In accordance with SFAS No. 28, paragraphs 2 and 3, the Company recorded deferred gains on the transactions of $64,000, representing the difference between the net book value or cost of the equipment manufactured by the Company and the proceeds received. The related lease has been accounted for as a capital lease in accordance with SFAS No. 13, paragraph 7(d). The two ice blast machines so reported are included in the Company's fixed assets, depreciated ratably over their useful life and used as rental units and for demonstration purposes in pursuing new customers. Deferred gains are being recognized as revenues over the five years which is consistent with the term of the lease. Deferred gain amortization on the sale and leaseback transactions was $9,000 for the year ended December 31, 1999.

   Gross profit decreased 77% to approximately $69,000 during the year ended December 31, 1999 as compared to $298,000 during the prior year. As a percent of sales, gross profit decreased to 17% during 1999 from 43% in 1998. Gross profits from sales of machines and accessories declined to $28,000 (14% of sales) during 1999 from $137,000 (45% of sales) in 1998, primarily the result of 1999 margins being unusually low due to sales mix, which included sales of older models and accessories. Gross profits from services and rental income decreased to $41,000 in 1999 from $161,000 in 1998, and as a percent of sales decreased to 21% from 42%. Decreases in gross profits resulted primarily from decreases in revenues.

   General and administrative expenses decreased 29% to $545,000 during the year ended December 31, 1999 as compared to $765,000 during 1998. Costs decreased due to a reduction of overhead-related costs associated with the cleaning services contract that concluded during 1999 as well as due to decreases in professional fees. Professional fees decreased by $35,000 as the result of contingent, fee based legal costs associated with a potential financing transaction during 1998 and there were no such costs in 1999. In that the financing was never consummated, the Company wrote off $30,000 of the potential liability during 2000.

   Research and development expenses increased 22% to $138,000 during the year ended December 31, 1999 as compared to $113,000 during 1998, primarily due to increased labor costs associated with product development activities.

   Selling and marketing expenses declined $8,000 to $91,000 during the year ended December 31, 1999 as compared to the prior year due to a modest decline in travel and related costs.

   While gross profit decreased $230,000 during the year ended December 31, 1999 as compared to the prior year, decreases in operating expenses of $203,000 resulted in an increased operating loss of $27,000 during 1999 as compared to 1998.

   Other income (expense) increased to approximately $56,000 during the year ended December 31, 1999 from $39,000 during 1998 due primarily to an increase in interest expense resulting from increases in capital lease obligations.

   The Company continues to record a valuation allowance for the full amount of its deferred income tax asset, which would otherwise be recorded for tax benefits relating to operating losses, as realization of deferred tax assets cannot be determined to be more likely than not.

Financial Condition, Liquidity and Capital Resources


   At December 31, 2000, the Company had cash and cash equivalents of $66,000. During the year ended December 31, 2000, operating activities used cash of $496,000 as compared to $448,000 during 1999. Cash used by operating activities resulted primarily from the Company's net loss reduced by depreciation and amortization and other non-cash charges and by changes in working capital.


   Investing activities used cash of $7,000 for capital expenditures during the year ended December 31, 2000. The Company has no significant commitments for future purchases of capital assets.

   Financing activities provided cash of $566,000 during the year ended December 31, 2000 as compared to $426,000 during 1999. Cash has been provided primarily from sale of Company Common Stock, which provided $488,000 and $392,000 during 2000 and 1999, respectively. Proceeds from sale-leaseback transactions provided cash of $115,000 during 1999 and payments on related capital lease obligations used cash of $49,000 and $42,000 during 2000 and 1999. Proceeds from notes payable provided cash of $38,000 in 1999 and payments on notes payable used cash of $51,000 and $27,000 during 2000 and 1999. The Company borrows and repays, on a revolving basis, cash advances from its two Founders and Officers. Cash advances provided $163,000 during 2000 and $146,000 during 1999. Repayment of such advances totaled $82,000 and $197,000 in 2000 and 1999 respectively.

   At March 31, 2001 the Company had cash and cash equivalents of $8,000. During the three months ended March 31, 2001, operating activities used cash of $178,000 resulting primarily from the net loss for the period of $161,000 reduced by depreciation and amortization and increased by changes in working capital. Financing activities provided cash of $120,000 during the three months ended March 31, 2001. Sales of the Company's common stock provided cash of $169,000 and advances from stockholders provided cash of $12,000. Principal payments on capital lease obligations and secured debt used cash of $21,000 and repayment of advances from stockholders used cash of $40,000 during the three months ended March 31, 2001.

   The Company has incurred net losses since inception, including net losses of $723,000 and $761,000 during 2000 and 1999, respectively, and anticipates reporting net losses in the future, at least through 2001. The Company has historically funded its operations and business development primarily through the sale of unregistered shares of its Common Stock. The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from alternative products and services and larger companies with greater financial and other resources, and raising of sufficient funds to further develop the Company's products, markets and business. While the Company has raised capital in the past, market conditions are ever changing, and there can be no assurance that the Company will be able to obtain additional financing.



   Consequently, the Company is currently seeking convertible debt and/or additional equity financing as well as the placement of a credit facility, in the aggregate amount of at least $500,000, to fund the Company's immediate liquidity needs including the initial Ford project. Management is currently negotiating with existing shareholders as well as other individuals and organizations in order to obtain the working capital necessary to meet both current and future obligations and commitments. However, there can be no assurance that the Company will be able to raise additional capital on satisfactory terms or at all. In the event that the Company is unable to obtain such additional capital or to obtain it on acceptable terms or in sufficient amounts, the impact thereof would have a material adverse effect on the Company's business, operating results and financial condition as well as its ability to service debt requirements.



   As disclosed in an explanatory paragraph in the Report of Independent Accountants on the Company's consolidated financial statements, the foregoing liquidity and financial conditions raise substantial doubt about the Company's ability to continue as a going concern.


Item 3. Description of Property

   The Company leases its facilities and does not own any real property. Since January 2000, the Company has leased its offices and warehouse facility, which together approximate 5,000 square feet, in Kirkland, Washington. The facilities were sub-leased through April 2001 and are now subject to a five-year lease agreement directly with the property owner providing for monthly rentals of approximately $4,300 and for the Company to pay operating costs, taxes, insurance and utilities estimated to be approximately $950 per month. Company management believes these leased facilities are adequate for its reasonable foreseeable needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   At May 14, 2001 the Company had 22,168,087 shares outstanding. The table below contains information concerning each person who is (i) a director, (ii) a named executive officer, and (iii) known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock (its only class of outstanding equity securities).

                                                           Amount
                                                         and Nature
                                                        of Beneficial  Percent
Name and address of Beneficial Owner                        Owner      of Class
------------------------------------                    -------------  --------
Rory Clarke(1).........................................   4,378,000(2)  17.8%
 533-6th Street South
 Kirkland, Washington 98033

Sam Visaisouk, PhD.(1).................................   4,381,157(2)  17.8%
 533-6th Street South
 Kirkland, Washington 98033

All Directors and Officers As a Group (two individuals)   8,759,157(3)  35.6%

--------
(1)Messrs. Clarke and Visaisouk serve as Directors on the Company's Board of Directors and as the Company's Chairman/CEO and President/COO, respectively.

(2)Includes immediately exercisable options to acquire 1,200,000 shares of Common Stock.
(3)Includes immediately exercisable options to acquire 2,400,000 shares of Common Stock.

Item 5. Directors and Executive Officers, Promoters and Control Persons

   The names, ages and positions of the Company's directors and executive officers are as follows:

Name                   Age                        Position
----                   ---                        --------
Rory Clarke........... 54  Chairman of the Board of Directors and Chief Executive
                           Officer

Sam Visaisouk, PhD.... 54  Director and President and Chief Operating Officer

Ernie Dantini Jr., CPA 56  Chief Financial Officer

   Rory Clarke has served as Chairman of the Board of Directors and Chief Executive Officer since its inception in December 1995. Mr. Clarke holds business degrees from the University of Cape Town and is a Chartered Accountant from South Africa. He has 30 years of international business experience in manufacturing and financial services industries. During that period and prior to co-founding Universal Ice Blast, Inc., Mr. Clarke served in senior financial and operational positions with First City Trust, F.H. Deacon Hodgson, Inc., Royal Le Page Commercial Company and others. His general management experience spans strategic planning, treasury functions, corporate acquisitions, dispositions, branch expansion and financing.

   Sam Visaisouk PhD, has served as the Company's President and Chief Operating Officer since its inception in December 1995. Mr. Visaisouk holds a B.S. in Chemical Physics from the University of Hawaii and a PhD. in Molecular Spectroscopy from the University of Victoria, BC. He has 25 years of experience as a scientist and inventor, during with time and before co-founding Universal Ice Blast, Inc., he served as President and Senior Scientist for ReTech, Ltd., a technology and commercialization organization. Mr. Visaisouk also was an Adjunct Professor in the Chemistry Department at the University of Victoria, and invented biocidal polymers for Monsanto, developed a process for preferential enhancement of essential fatty acids, and created the first working salinity battery. His business experience covers sales and marketing, augmenting his expertise in providing both conceptual and applied technology development and management, process optimization, and understandable technical communication.

   Ernie Dantini Jr., has served as the Company's Chief Financial Officer since April 2001. From 1999 to 2001, he was a practicing CPA specializing in taxation, financial reporting and accounting systems. From 1993 to 1998, he was Chief Financial Officer for College Advantage, Inc., a privately owned financial services business. Mr. Dantini holds degrees in Mathematics and Accounting from the University of Washington and is a Certified Public Accountant. He has 25 years of public and private accounting experience, having started his professional career with Price Waterhouse & Co. He has also been a Partner in a local CPA firm, owned several businesses, and held senior financial positions in other businesses. Mr. Dantini adds experience and expertise in the areas of financial management and administration, mergers and acquisitions, and general business operations.

Item 6. Executive Compensation

   The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to its Officers. No Company officers or employees total annual compensation has ever exceeded $100,000 during any fiscal year.

                                                                   Securities
                                                           Amount  underlying
Name and position                            Year Salary  Deferred  options
-----------------                            ---- ------- -------- ----------
Rory Clarke, CEO............................ 2000 $45,000 $45,000    none
                                             1999 $45,000 $ 9,000    none
                                             1998 $36,000           200,000
Sam Visaisouk, President/COO................ 2000 $45,000 $45,000    none
                                             1999 $45,000 $ 9,000    none
                                             1998 $36,000           200,000

   During the fiscal year ended December 31, 2000, the Company granted no stock options to its executive officers or directors and no officers or directors exercised any options.

   The following table sets forth the aggregate number and value of unexercised options held by the Company's named executive officers as of December 31, 2000:

                                   Number of securities Value of unexercised
                                        underlying          in-the-money
Name                               Unexercised options        options
----                               -------------------- --------------------
Rory Clarke.......................      1,200,000             $216,000
Sam Visaisouk.....................      1,200,000             $216,000

Item 7. Certain Relationships and Related Transactions

   Advances from officers--The Company has borrowed and repaid, on a revolving basis, loans from Messrs. Clarke and Visaisouk, the Company's founders. Borrowings bear interest at an annual rate of 8%, are unsecured and due on demand. During the year ended December 31, 2000, the Company borrowed $81,000, net of repayments, and during 1999, the Company repaid $51,000, net of borrowings. At December 31, 2000, the Company owed $125,000 in advances from officers.

   Deferred officer compensation--Since January 1, 1999, the Company's founders have agreed to defer a portion of their salaries in order to preserve the Company's working capital. Deferred compensation does not bear interest and the founders have agreed not to require repayment until at least April 2002. At December 31, 2000, the Company owed $116,000 in deferred salaries and related taxes.

   Transactions with related parties--Mr. Clarke, the Company's CEO, is a 50% shareholder in three related companies, Ice Blast Service Company, Inc. ("IBSC"), Ice Blast West, Inc. ("IBW"), and Cascadia Environmental, Inc ("CE"). Each of these three related companies was created several years in advance of the incorporation of the Company in 1995. These companies have either purchased or rented equipment from the predecessor company (Ice Blast International, Inc.) and from the Company for the purpose of performing ice blasting services. The Company has reported a total of $30,000 in revenue as a result of transactions with these companies. Management of the Company has taken the position that it does not want to be directly involved in the performance of ice blasting services or in competition with potential customers, with the exception of performing demonstrations of the effectiveness of ice blast equipment for certain applications and for potential customers that hold a high probability of resulting in the subsequent rental or purchase of its ice blast equipment.


   During 1998, IBW sold several pieces of used ice blast equipment, valued at $199,000 and subject to existing lease/purchase indebtedness in the amount of $137,000 to the Company. This equipment was originally purchased from the predecessor company and such purchases were accomplished in the ordinary course of business. The valuation of the equipment was based on a price the same as the price of equipment sold in the market to third party buyers. The balance of the purchase price, after assumption of indebtedness by the Company was paid and/or credited to IBW. In addition, the Company has both borrowed and repaid certain amounts and advanced and collected certain amounts on a revolving basis with both IBW and IBSC. At March 31, 2001, the Company had a receivable from IBSC in the amount of $32,000 and a payable of $16,000 to IBW. Presently, two of the companies, IBW and CE are inactive. IBSC may continue to rent equipment from the Company in order to perform certain ice blast service contracts that the Company has elected not to participate in for the reasons stated above, although the likelihood of any significant future transactions is doubtful.


   The Company also purchases molded production and experimental machine parts, covered by its patents and made solely for the Company per the Company's specifications, from a company owned by the brother of Mr. Visaisouk, the Company's President. The Company provides the brother with the required resins, epoxies and other materials necessary to mold and fabricate theses parts and pays him production thereof. Management believes that comparable costs could not be achieved from alternative vendors. During 2000 the Company issued 66,400 shares of is common stock in settlement of a trade payable in the amount of $9,960.

   During 1999, the Company issued 53,330 shares of its common stock to another brother of Mr. Visaisouk in settlement of an $8,000 liability arising from trade show expenses paid by the brother for the benefit of the Company as well as demonstration services performed on behalf of the Company. All such transactions are in the ordinary course of business.

   During 2000 the Company issued 100,000 shares of stock to each of two of its employees who agreed to assume $30,000 of debt owed by the Company to Ice Blast West. As a result of this transaction the Company also recorded accrued bonuses of $30,000 which amount is included in accrued liabilities. The Company anticipates paying the bonuses at $10,000 per year beginning in 2001.

   None of the transactions with related parties involve amounts exceeding $60,000 during any year that the Company has been in existence.

Item 8. Description of Securities


   The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, 22,168,087 of which are issued and outstanding at March 31, 2001 and 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and outstanding. The holders of Company Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No cumulative voting is permitted in the election of directors. Subject to the rights and preferences of the holders of any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences of the holders of any outstanding preferred stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that the Company may designate and issue in the future.

                                    PART II

Item 1. Market Price of the Registrant's Common Equity and Related Stockholder Matters

   (a) Market information. The Company's common shares (ticker symbol "UIBI") were reported by the NASD Over-the-Counter Bulletin Board ("OTC/BB") from January 4, 1998, until May 17, 2000, when its shares were no longer reported due to the Company's not being in compliance with the NASD's new eligibility rule. The new rule, as amended, requires companies to maintain full-reporting status with the Securities and Exchange Commission. The Company's shares are currently reported on the National Quotation Bureau's electronic pink sheets. The Company intends to file necessary reports with the SEC to commence reporting under the Securities Exchange Act of 1934 and to file such reports in the future to maintain its full reporting status.

   The following table presents the high and low sales information of the Company's Common Stock as reported on the electronic bulletin board until May 2000 and on the electronic pink sheets thereafter.

                                                           Price Range
                                                           -----------
         Quarter ended                                     High   Low
         -------------                                     ----- -----
         March 31, 1999................................... $0.51 $0.31
         June 30, 1999.................................... $0.45 $0.31
         September 30, 1999............................... $0.36 $0.17
         December 31, 1999................................ $0.43 $0.11
         March 31, 2000................................... $0.86 $0.17
         June 30, 2000.................................... $0.55 $0.15
         September 30, 2000............................... $0.30 $0.15
         December 29, 2000................................ $0.23 $0.08
         March 31, 2001................................... $0.23 $0.07

   (b) Holders. At December 31, 2000, there were approximately 202 holders of record of the Company's Common Stock.

   (c) Dividends. The Company has never paid cash dividends on its Common Stock in the past and currently does not anticipate paying any cash dividends on its Common Stock in the foreseeable future, but rather, intends to reinvest earnings, if any, in its business.

Item 2. Legal Proceedings

   The Company is not a party to any material litigation, and is not aware of any pending or contemplated litigation.

Item 3. Changes in and disagreements with Accountants

   None.

Item 4. Recent Sales of Unregistered Securities

   The Company's securities began trading on the NASD Over-the-Counter Bulletin Board ("OTC/BB") under the symbol "UIBI" on January 4, 1998 and until May 17, 2000 at which time it was de-listed and currently trades on the NASD Pink Sheets. The Company has issued the following unregistered shares of its Common Stock during the three-year period preceding the date of this Registration
Statement:

  1998 Transactions--

   Seventeen investors purchased 1,641,160 shares of common stock of the Company for a total of $246,175 in cash, pursuant to Regulation D, Rule 504 of the Securities Act of 1933 (the "Securities Act"). This offering originally commenced in 1997 and in the aggregate was within the dollar limits set forth under Rule 504.

   Pursuant to Regulation S, Rule 901 of the Securities Act, the Company issued 2,045,634 shares of its common stock for a total of $526,151 in cash to 29 investors, all of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 46,900 shares of its common stock for services rendered and having a fair market value in the amount of $7,035 to 4 investors. These services consisted of arranging meetings with new clients, and assistance with investor relations.

   Under Section 4(2) of the Securities Act, the Company issued 109,670 shares of its common stock in retirement of indebtedness having a fair market value in the aggregate amount of $21,984 to 2 investors. The retired indebtedness originally arose in the ordinary course of business.

  1999 Transactions--

   Pursuant to Regulation S, Rule 901 of the Securities Act, the Company issued 2,117,280 shares of its common stock for a total of $ 392,081 in cash to 21 investors, all of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 103,330 shares of its common stock for services rendered and having a fair market value in the amount of $18,500 to 3 investors. These services consisted of assistance with investor relations, equipment sales commissions, and provision of manufacturing services.

   Under Section 4(2) of the Securities Act, the Company issued 171,765 shares of its common stock in retirement of indebtedness having a fair market value in the aggregate amount of $25,000 to three investors. The retired indebtedness originally arose in the ordinary course of business.

  2000 Transactions--

   Pursuant to Regulation S, Rule 901 of the Securities Act, the Company issued 2,357,750 shares of its common stock for a total of $388,163 in cash to 30 investors, all of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 664,000 shares of its common stock for a total of $99,600 in cash to 12 investors, all of who were accredited investors and/or prior shareholders of the Company.

   Under Section 4(2) of the Securities Act, the Company issued 509,160 shares of its common stock for services rendered and having a fair market value in the amount of $74,135 to 12 investors. These services consisted of assisting with investor relations, raising the Corporate profile, Advisory Board consultation, employee severance packages, inducement for equipment leasing, and manufacturing work performed for European clients.

   Under Section 4(2) of the Securities Act, the Company issued 293,334 shares of its common stock in retirement of indebtedness having a fair market value in the aggregate amount of $42,000 to 3 investors. The retired indebtedness originally arose in the ordinary course of business.

  2001 Transactions--




   Pursuant to Regulation S, Rule 901 of the Securities Act, the Company issued 666,670 shares of its common stock for a total of $100,000 in cash to two investors, both of whom were non-US citizens residing outside of the US.

   Under Section 4(2) of the Securities Act, the Company issued 690,670 shares of its common stock for a total of $103,650 in cash to thirteen investors, all of who were accredited investors and/or prior shareholders of the Company.




Item 5. Indemnification of Directors and Officers

   The Company's Articles of Incorporation provide for indemnification as follows:

   "Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person for who he or she is the legal representative, is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director or in any other capacity while serving as an officer or director shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under this section or otherwise."

   "The Corporation may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law."

   "The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the fullest extent of the provisions of this section with respect to the indemnification and advancement of expenses of officers and directors of the Corporation or individuals serving at the request of the Corporation as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise."

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                   PART F/S

   See index to consolidated financial statements attached hereto.

                                   PART III

Items 1 and 2. Index to and Description of Exhibits

Exhibit
  No.                                           Description
-------                                         -----------

  3.1   Articles of Incorporation*

  3.2   Amended and Restated By-laws*

 10.1   Industrial Lease Agreement of Kirkland Commerce Center to Universal Ice Blast dated March 5,
          2001*

 10.2   Universal Ice Blast, Inc. 1999 Stock Plan*

 21.1   Subsidiaries of the Company*

--------
* Previously Filed.

                                  SIGNATURES


   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Universal Ice Blast, Inc.

                                             /s/ RORY CLARKE
                                          By: _________________________________
                                             Rory Clarke,
                                             Director and CEO

                                          /s/ SAM VISAISOUK
                                          _____________________________________
                                          Sam Visaisouk,
                                          Director and President

                                          /s/ ERNIE DANTINI JR.
                                          _____________________________________
                                          Ernie Dantini Jr.,
                                          CFO


Date: October 9, 2001

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                 Page
                                                                                               --------
Independent Auditor's Report..................................................................      F-2

Consolidated Balance Sheet at December 31, 2000 and 1999......................................      F-3

Consolidated Statement of Operations for the years ended December 31, 2000 and 1999...........      F-4

Consolidated Statement of Stockholders' Deficit for the years ended December 31, 2000 and 1999      F-5

Consolidated Statement of Cash Flows for the years ended December 31, 2000 and 1999...........      F-6

Notes to Consolidated Financial Statements.................................................... F-7-F-16

Consolidated Balance Sheet at March 31, 2001 (Unaudited)......................................     F-17

Consolidated Statement of Operations for the three months ended March 31, 2001 and 2000
  (Unaudited).................................................................................     F-18

Consolidated Statement of Cash Flows for the three months ended March 31, 2001 and 2000
  (Unaudited).................................................................................     F-19

Notes to Consolidated Financial Statements (Unaudited)........................................     F-20

                         INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Universal Ice Blast, Inc.

   We have audited the accompanying consolidated balance sheet of Universal Ice Blast, Inc. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Ice Blast, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

   As discussed in Note 12 to the financial statements, an error resulting in overstatement of previously reported equipment and deferred gains from sale and leaseback transactions as of December 31, 2000, was discovered by management of the Company during the current year. Accordingly, the 2000 financial statements have been restated to correct the error.

   The accompanying consolidated financial statements have been prepared assuming that Universal Ice Blast, Inc. and Subsidiary will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses during 2000 and 1999, and has a working capital deficit of $235,466 and $253,162 at December 31, 2000 and 1999, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The 2000 and 1999 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ MOSS ADAMS, LLP

Seattle, Washington
March 23, 2001, except for
Notes 4, 7, 8 and 12,
as to which the date is

June 11, 2001

                           UNIVERSAL ICE BLAST, INC.

                          CONSOLIDATED BALANCE SHEET

                          December 31, 2000 and 1999

                                                                                 Restated
                                                                                   2000         1999
                                                                                -----------  -----------
                                    ASSETS
CURRENT ASSETS
   Cash and cash equivalents................................................... $    66,413  $     3,161
   Accounts receivable
       Trade...................................................................      39,465       14,181
       Related parties.........................................................      28,492       13,822
   Inventory...................................................................      10,943       40,078
   Prepaid expenses and other..................................................          --        5,481
                                                                                -----------  -----------
          Total current assets.................................................     145,313       76,723
EQUIPMENT, net.................................................................     211,941      290,187
OTHER ASSETS...................................................................       7,225       10,218
                                                                                -----------  -----------
                                                                                $   364,479  $   377,128
                                                                                ===========  ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
   Accounts payable............................................................ $   113,916  $    76,101
   Notes payable...............................................................          --       63,000
   Accrued liabilities.........................................................      53,949       22,430
   Customer deposits...........................................................          --       30,000
   Due to related parties......................................................      15,658       46,007
   Advances from officers......................................................     124,601       43,225
   Current portion of long-term debt...........................................      16,251           --
   Current portion of capital lease obligations................................      56,404       49,122
                                                                                -----------  -----------
          Total current liabilities............................................     380,779      329,885
                                                                                -----------  -----------
LONG-TERM LIABILITIES
   Capital lease obligations, net of current portion...........................     101,755      158,160
   Long-term debt, net of current portion......................................      80,518           --
   Deferred gains from sale and leaseback transactions.........................      41,627       54,357
   Deferred officers' compensation.............................................     116,262       96,900
                                                                                -----------  -----------
          Total long-term liabilities..........................................     340,162      309,417
                                                                                -----------  -----------
STOCKHOLDERS' DEFICIT
   Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued.          --           --
   Common stock, $0.001 par value, 100,000,000 shares authorized, 20,841,893 and 17,017,649 shares issued and outstanding in 2000 and 1999,
     respectively..............................................................      20,842       17,018
   Additional paid-in capital..................................................   2,219,907    1,610,609
   Deferred stock-based compensation...........................................      (4,489)     (19,816)
   Accumulated deficit.........................................................  (2,592,722)  (1,869,985)
                                                                                -----------  -----------
          Total stockholders' deficit..........................................    (356,462)    (262,174)
                                                                                -----------  -----------
                                                                                $   364,479  $   377,128
                                                                                ===========  ===========

The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                     CONSOLIDATED STATEMENT OF OPERATIONS

                    Years Ended December 31, 2000 and 1999

                                                         2000         1999
                                                      -----------  -----------
REVENUE
   Sales of machines and accessories................. $   267,989  $   202,397
   Service and rental income.........................     170,610      193,634
                                                      -----------  -----------
                                                          438,599      396,031
                                                      -----------  -----------
COSTS OF REVENUE
   Machines and accessories..........................     165,185      174,741
   Service and rental................................     138,549      152,454
                                                      -----------  -----------
                                                          303,734      327,195
                                                      -----------  -----------
GROSS PROFIT.........................................     134,865       68,836
                                                      -----------  -----------
OPERATING EXPENSES
   General and administrative........................     597,658      545,441
   Research and development..........................     144,565      137,612
   Selling and marketing.............................      74,661       91,208
                                                      -----------  -----------
                                                          816,884      774,261
                                                      -----------  -----------
OPERATING LOSS.......................................    (682,019)    (705,425)
                                                      -----------  -----------
OTHER EXPENSE
   Loss on disposal of assets........................          --       (1,569)
   Interest expense..................................     (40,718)     (54,105)
                                                      -----------  -----------
                                                          (40,718)     (55,674)
                                                      -----------  -----------
NET LOSS............................................. $  (722,737) $  (761,099)
                                                      ===========  ===========
BASIC AND DILUTED NET LOSS PER SHARE................. $     (0.04) $     (0.05)
                                                      ===========  ===========
WEIGHTED AVERAGE SHARES OUTSTANDING USED IN BASIC AND
  DILUTED PER-SHARE CALCULATION......................  19,358,916   15,839,912
                                                      ===========  ===========

The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                    Years Ended December 31, 2000 and 1999

                                        Common Stock    Additional   Deferred
                                     ------------------  Paid-in   Stock-Based  Accumulated
                                       Shares   Amount   Capital   Compensation   Deficit      Total
                                     ---------- ------- ---------- ------------ -----------  ---------
BALANCE, December 31, 1998.......... 14,625,274 $14,625 $1,174,171   $(58,806)  $(1,108,886) $  21,104
Common stock issued for cash........  2,117,280   2,117    389,964         --            --    392,081
Shares issued to employees and
  consultants providing services to
  the Company.......................    103,330     104     18,396         --            --     18,500
Shares issued as payment of interest
  and principal of notes payable....    171,765     172     24,828         --            --     25,000
Deferred stock-based
  compensation......................         --      --      3,250     (3,250)           --         --
Amortization of deferred stock-
  based compensation................         --      --         --     42,240            --     42,240
Net loss............................         --      --         --         --      (761,099)  (761,099)
                                     ---------- ------- ----------   --------   -----------  ---------
BALANCE, December 31, 1999.......... 17,017,649  17,018  1,610,609    (19,816)   (1,869,985)  (262,174)
Common stock issued for cash........  3,021,750   3,022    484,741         --            --    487,763
Shares issued to employees and
  consultants providing services to
  the Company.......................    442,761     443     63,733         --            --     64,176
Shares issued as transfer of note
  payable to a related company......    200,000     200     29,800         --            --     30,000
Shares issued as payment of interest
  and principal of notes payable....     93,333      93     11,907         --            --     12,000
Shares issued for payment of
  supplies..........................     66,400      66      9,894         --            --      9,960
Deferred stock-based
  compensation......................         --      --      9,223     (9,223)           --         --
Amortization of deferred
  stock-based compensation..........         --      --         --     24,550            --     24,550
Net loss............................         --      --         --         --      (722,737)  (722,737)
                                     ---------- ------- ----------   --------   -----------  ---------
BALANCE, December 31, 2000.......... 20,841,893 $20,842 $2,219,907   $ (4,489)  $(2,592,722) $(356,462)
                                     ========== ======= ==========   ========   ===========  =========

The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                    Years Ended December 31, 2000 and 1999

                                                                              2000       1999
                                                                            ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss................................................................ $(722,737) $(761,099)
   Adjustments to reconcile net loss to net cash from operating activities
       Depreciation and amortization.......................................    84,904     78,152
       Common stock issued for goods and services..........................    74,136     18,500
       Amortization of deferred stock-based compensation...................    24,550     42,240
       Loss on disposal of property and equipment..........................        --      1,569
       Amortization of deferred gain on sale-leaseback.....................   (12,730)    (9,294)
       Changes in assets and liabilities
          Accounts receivable--trade.......................................   (25,284)    35,100
          Accounts receivable--related parties.............................   (14,670)    60,567
          Inventory........................................................    29,135     33,749
          Prepaid expenses and other.......................................     8,474     (8,232)
          Accounts payable.................................................    37,815    (16,479)
          Accrued liabilities..............................................    31,519    (32,198)
          Due to related parties...........................................      (349)      (535)
          Deferred officers' compensation..................................    19,362     96,900
          Customer deposits................................................   (30,000)    12,765
                                                                            ---------  ---------
              Net cash used in operating activities........................  (495,875)  (448,295)
                                                                            ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment...................................................    (6,658)        --
                                                                            ---------  ---------
              Net cash used in investing activities........................    (6,658)        --
                                                                            ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale-leaseback transactions...............................        --    115,116
   Payments on capital lease obligations...................................   (49,123)   (41,920)
   Proceeds from borrowings on note payable................................        --     38,000
   Proceeds from issuance of common stock..................................   487,763    392,081
   Advances from officers..................................................   163,147    146,400
   Payments on advances from officers......................................   (81,771)  (196,896)
   Proceeds from long-term debt............................................    99,000         --
   Payments on long-term debt..............................................    (2,231)        --
   Payments of note payable................................................   (51,000)   (26,513)
                                                                            ---------  ---------
              Net cash provided by financing activities....................   565,785    426,268
                                                                            ---------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................    63,252    (22,027)
CASH AND CASH EQUIVALENTS
   Beginning of year.......................................................     3,161     25,188
                                                                            ---------  ---------
   End of year............................................................. $  66,413  $   3,161
                                                                            =========  =========
NONCASH INVESTING AND FINANCING TRANSACTIONS
   Common stock issued in settlement of notes payable...................... $  42,000  $  25,000
                                                                            =========  =========
   Equipment purchased through capital lease............................... $      --  $   1,817
                                                                            =========  =========
CASH PAID FOR INTEREST..................................................... $  40,718  $  64,732
                                                                            =========  =========

The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 31, 2000 and 1999

Note 1--Summary of Significant Accounting Policies

   Operations--Universal Ice Blast, Inc. (the "Company"), a Nevada corporation, was incorporated on December 28, 1995. The Company's office is located in Kirkland, Washington.

   The Company has developed a line of machines that utilize ice (plain H\\2\\O) as a blast cleaning/stripping medium. The Company's patented Ice Blast technology has a wide range of potential applications in precision cleaning, industrial cleaning and environmental cleaning.

   The Company rents ice-blasting equipment and performs ice-blasting services for customers throughout the United States. The Company markets and sells ice-blasting equipment throughout the world.

   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Midwest Ice Blast, Inc. All significant intercompany transactions and balances have been eliminated.

   Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Revenue Recognition--Revenue from the sale of stand alone Ice Blast machines and accessories to end users and distributors are shipped FOB shipping point at which time the title passes and revenue is recognized. Where customers require installation services and operational acceptance, shipment is FOB destination and revenue is recognized upon acceptance by the customer. Revenue from services is recognized as the services are provided. Revenue from the rental of Ice Blast machines is recognized over the rental period based on the terms of the rental agreements.

   Accounts Receivable--Management provides for an allowance for uncollectible accounts. At December 31, 2000 and 1999, all accounts were fully collectible and therefore no allowance was considered necessary.

   Inventory--The Company values its raw materials, work-in-process and finished good inventories at the lower of cost or market, first in first out basis.

   Fair Value of Financial Instruments--The Company's financial instruments, including cash, cash equivalents, and accounts and notes payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Long-term obligations are carried at cost, which approximates fair value due to the proximity of the implicit rates of these financial instruments and the prevailing market rates for similar instruments. Fair value of advances from officers cannot be reasonably estimated.

   Equipment--Equipment is stated at cost. The Company provides depreciation on the cost of its equipment using straight-line methods over estimated useful lives of three to five years. Expenditures for repairs and maintenance are charged to expense as incurred.

   Research and Development Costs--Research and development costs are charged to expense as incurred. These costs primarily consist of salaries, development materials, supplies and related costs of personnel directly involved in the research and development of new technology.

                           UNIVERSAL ICE BLAST, INC.

   Cash and Cash Equivalents--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Advertising--The Company expenses advertising costs as incurred. Advertising expense charged to operations was $14,932 and $21,667 for the years ended December 31, 2000 and 1999, respectively.

   Stock-Based Compensation--The Company accounts for stock-based compensation to employees using the intrinsic value method, whereby, compensation cost is recognized when the exercise price at the date of grant is less than the fair market value of the Company's common stock. The Company discloses the proforma effect of compensation cost based on the fair value method for determining compensation cost. The value of stock-based compensation awarded to non-employees is determined using the fair value method. Compensation cost is recognized over the service or vesting period.

   Risk Concentrations--Financial instruments that potentially subject the Company to a concentration of credit risk consists of accounts receivable and cash in excess of federally insured limits. The Company maintains cash with a major financial institution and is considered subject to minimal risk. The Company's sales and service revenues are derived from customers throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

   Income Taxes--Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized.

   Computation of Net Loss per Share--Basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

   Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options, and have been excluded from the diluted net loss per share calculations, as their effect is anti-dilutive. Shares omitted from the computation of net loss per share due to their anti-dilutive effect approximated 2,898,000 and 2,852,000 for the years ended December 31, 2000 and 1999, respectively.

   A summary of the shares used to compute net loss per share is as follows:

                                               Year Ended December 31,
                                               -----------------------
                                                  2000        1999
                                               ----------  ----------
Weighted average common shares used to compute
  basic net loss per share.................... 19,358,916  15,839,912
Effect of dilutive securities.................         --          --
                                               ----------  ----------
Weighted average common shares used to compute
  diluted net loss per share.................. 19,358,916  15,839,912
                                               ==========  ==========

                           UNIVERSAL ICE BLAST, INC.

   Segment Information--The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changed the way public companies reported information about operating segments. SFAS No. 131 is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the material countries in which the entity holds assets and reports revenue. The Company has fully implemented SFAS No. 131 and determined that it has no reportable industry segments.

   At December 31, 2000 and 1999 all identifiable assets were located within the United States. The Company attributes sales to customers in individual foreign countries based on the location where the product was shipped. Net sales by geographic area for the years ended December 31, were as follows:

                                                              2000     1999
                                                            -------- --------
Net sales
   United States........................................... $251,557 $396,031
   The Netherlands.........................................   70,000       --
   Japan...................................................   62,224       --
   Australia...............................................   54,818       --
                                                            -------- --------
                                                            $438,599 $396,031
                                                            ======== ========

   Reclassifications--Certain reclassifications have been made to the 1999 financial statements in order to conform to the 2000 presentation. These changes had no effect on the operating results of either period.

   Recent Accounting Pronouncements--In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. The Company has adopted the provisions of SAB No. 101 in fiscal 2000, and its adoption had no material impact on its financial position or its results of operations.

Note 2--Going Concern

   The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern.

   The Company has incurred losses of $722,737 and $761,099 in 2000 and 1999, respectively. The Company had a working capital deficit of $235,466 and $253,162 at December 31, 2000 and 1999, respectively. Management's plans for continued existence include a focus towards rental and sale of ice blast machines and away from services. The Company is actively pursuing marketing arrangements for their products in the precision, environmental and industrial cleaning markets. The Company's future success is dependent upon its ability to generate cash from operating activities. However, additional cash through the sale of additional shares

                           UNIVERSAL ICE BLAST, INC.

of common stock may be necessary in order to meet its obligations. There is no assurance that the Company will be able to generate sufficient cash from operations or through the sale of additional shares of common stock.

   The Company's ability to obtain additional cash could have a material adverse effect on its financial position, results of operations and its ability to continue in existence. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3--Inventory

   Inventory consists of the following at December 31:

                2000    1999
               ------- -------
Raw materials. $10,943 $10,940
Finished goods      --  25,733
Spare parts...      --   3,405
               ------- -------
               $10,943 $40,078
               ======= =======

Note 4--Equipment

   Equipment is recorded at cost and consists of the following at December 31:

                                          Restated
                                            2000       1999
                                          ---------  ---------
Ice blasting equipment................... $ 383,015  $ 383,015
Computer equipment.......................    40,232     33,574
                                          ---------  ---------
                                            423,247    416,589
Accumulated depreciation and amortization  (211,306)  (126,402)
                                          ---------  ---------
                                          $ 211,941  $ 290,187
                                          =========  =========

   Included in equipment is $270,253 held under capital lease with accumulated amortization of $140,278 and $91,316, at December 31, 2000 and 1999, respectively.

   During 1999, the Company entered into two sale and leaseback transactions with two unrelated entities, involving Ice Blast machines manufactured by the Company, whereby the Company received gross proceeds of $115,116. The Company recorded deferred gains on the transactions of $63,647. The deferred gains are being recognized as revenues over the related amortization period of the leased assets. Deferred gain amortization on the sale and leaseback transactions was $12,730 and $9,294 for the years ended December 31, 2000 and 1999, respectively.

Note 5--Notes Payable

   At December 31, 1999, the Company had a line of credit agreement with a financial institution providing borrowings up to $50,000. During March 2000, the Company paid the balance in full.

   At December 31, 1999, the Company had a note payable of $13,000 to an unrelated individual. During 2000, the Company paid $1,000 of principal, and the balance of the note was converted to 93,333 shares of the Company's common stock.

                           UNIVERSAL ICE BLAST, INC.

   In August 1999, the Company borrowed $25,000 from a partnership consisting of three individuals who have also provided consulting services to the Company. The notes were converted to 171,765 shares of the Company's common stock in December 1999.

   Common stock issued in settlement of the notes payable was valued at fair value at the dates of conversion.

Note 6--Related Party Transactions

   Advances From Officers--The Company has borrowed and repaid, on a revolving basis, certain amounts from its two founders, who are also stockholders in the Company. Borrowings bear interest at an annual rate of 8%, are unsecured, and due on demand. Interest expense on advances from officers was $3,512 and $7,534, for the years ended December 31, 2000 and 1999, respectively.

   Deferred Officer Compensation--Since January 1, 1999, two of the Company's founders have agreed to defer a portion of their salaries, in order to preserve the Company's working capital. Deferred compensation does not bear interest and the founders have agreed not to require repayment until at least April 2002.

   Due To/From Related Parties--One of the Company's officers is a stockholder in three related companies, Ice Blast West, Inc., Ice Blast Service Company, Inc. and Cascadia Environmental, Inc. The related companies rent ice-blast machines from the Company, and perform ice-blasting services to unrelated entities. The Company has borrowed and repaid certain amounts, and advanced and collected certain amounts, on a revolving basis, to these related companies. The advances are non-interest bearing, unsecured, and due on demand. The Company recognized $29,610 and $0 of rental income from Ice Blast Service Company, Inc. for the years ending December 31, 2000 and 1999 respectively. As of December 31, 2000 and 1999, amounts due from/to these related companies were as follows:

                                                                  2000    1999
                                                                 ------- -------
Due from Ice Blast Service Co., Inc............................. $28,492 $10,594
Due from Cascadia Environmental, Inc............................      --   3,228
                                                                 ------- -------
Total due from related companies................................ $28,492 $13,822
                                                                 ======= =======
Due to Ice Blast West, Inc...................................... $15,658 $46,007
                                                                 ======= =======

   During 2000, the Company issued 200,000 shares of common stock to two employees in exchange for the two employees assuming a note payable to Ice Blast West, Inc. of $30,000. In addition, included in accrued liabilities is a $30,000 accrued bonus to these employees for services provided. The Company anticipates paying the bonuses $10,000 per year beginning in 2001.

   During 2000, the Company granted 66,400 shares of common stock to an entity owned by a brother of an officer in the Company as payment for machine components; valued at $9,960, that are used in the manufacture of the ice blast machines.

                           UNIVERSAL ICE BLAST, INC.

Note 7--Long-Term Debt

   At December 31, 2000, the Company had long-term debt payable to an unrelated entity totaling $96,769 (Restated). The debt is payable monthly, bear's interest at 14.8%, is secured by ice-blasting equipment, and matures November 2005. Future maturities of long-term debt for the years ending December 31 are as follows:

                2001................................... $16,251
                2002...................................  17,364
                2003...................................  20,121
                2004...................................  23,316
                2005...................................  19,717
                                                        -------
                                                        $96,769
                                                        =======

Note 8--Capital Leases and Commitments

   The Company leases its facilities and certain equipment under various capital and operating leases through May 2006. Future minimum lease payments required under non-cancelable capital and operating leases are as follows:

                                                                      Restated
                                                                      Capital   Operating
Years Ending December 31,                                              Leases    Leases
-------------------------                                             --------  ---------
2001................................................................. $ 81,313  $ 49,098
2002.................................................................   65,633    57,025
2003.................................................................   44,570    56,086
2004.................................................................   11,011    57,028
2005.................................................................             59,312
Thereafter...........................................................       --    20,028
                                                                      --------  --------
   Total minimum lease payments......................................  202,527  $298,577
                                                                                ========
Less amount representing interest at the rates implicit in the leases  (44,367)
                                                                      --------
Present value of minimum lease payments (includes current portion of
  $56,404)........................................................... $158,160
                                                                      ========

   Rental expense on operating leases totaled $46,338 and $41,382 in 2000 and 1999, respectively.

Note 9--Common Stock

   During 2000 and 1999, the Company issued 3,021,750 and 2,117,280 shares of common stock, respectively, through private placements to accredited investors at a weighted average price of $0.16 per share in 2000 and $0.19 per share in 1999.

   During 2000 and 1999, the Company issued 509,160 and 103,330 shares of common stock, respectively, to certain employees, consultants, and a related party vendor for goods and services received (Note 6). The common shares issued were valued based on the fair value of the goods or services received. The Company computed the number of common shares issued in these exchanges based on the fair value of the goods or services received and the estimated fair value of the Company's common stock on the dates of issuance, which averaged $0.15 per share in 2000 and $0.18 per share in 1999. The Company has recognized expense of approximately $74,100 and $18,500 in 2000 and 1999, respectively, for the goods and services received.

                           UNIVERSAL ICE BLAST, INC.

   During 2000 and 1999, the Company issued 293,333 and 171,765 shares of common stock, respectively, in settlement of notes payable (Notes 5 and 6). The average fair value of the shares issued was $0.14 per share in 2000 and $0.15 per share in 1999.

   Subsequent to December 31, 2000 the Company issued 1,124,334 shares of common stock through private placements at $0.15 per share, generating proceeds of $168,650.

Note 10--Stock Option Plan

   The Company has a stock option plan under which employees and consultants may be awarded incentive or nonstatutory stock options. The plan authorizes the grant of options for the purchase of up to 6 million shares of common stock. Under the plan, the option exercise price for incentive stock options may not be less than the fair market value of the Company's common stock at the date of grant as determined by the Board of Directors, but for nonstatutory stock options may be less than the fair market value of the Company's common stock. Options expire no later than ten years from the grant date, and vesting is established at the time of grant, with the vesting provisions specified in individual option agreements.

   During 2000, the Company granted stock options to an employee, which, based on the intrinsic value method, included a compensation element of $9,223. During 2000, the Company granted options to a consultant with a fair value of $8,218, estimated using the Black-Scholes option-pricing model. The compensation element of the options granted during 2000 has been recorded as additional paid-in capital and deferred compensation and is being amortized to expense over the vesting periods of the related options.

   Had the compensation cost for stock options granted to employees been determined using the fair value method, the proforma statement of operations would have been as follows:

Years Ended December 31,    2000       1999
------------------------  ---------  ---------
Net loss
   As reported........... $(722,737) $(761,099)
   Pro forma............. $(732,289) $(783,216)
Net loss per common share
   As reported........... $   (0.04) $   (0.05)
   Pro forma............. $   (0.04) $   (0.05)

   The fair value of the options granted was estimated to be $0.29 in 2000, using the Black-Scholes option-pricing model with the following assumptions on the date of grant: 0% dividend yield, 126% volatility, 0% forfeitures per year, risk-free interest rate of 7%, and expected lives of five to ten years.

                           UNIVERSAL ICE BLAST, INC.

   Stock option activity is as follows:

                               Common Shares      Weighted
                           ---------------------  Average
                           Available    Options   Exercise   Options
                           for Grant  Outstanding  Price   Exercisable
                           ---------  ----------- -------- -----------
Balance, December 31, 1998 3,120,000   2,880,000   $0.089   2,611,250
                                                            =========
   Granted................        --          --   $   --
   Exercised..............        --          --   $   --
   Forfeited..............    28,125     (28,125)  $0.150
                           ---------   ---------
Balance, December 31, 1999 3,148,125   2,851,875   $0.079   2,748,750
                                                            =========
   Granted................  (125,000)    125,000   $0.150
   Exercised..............        --          --   $   --
   Forfeited..............    79,166     (79,166)  $0.250
                           ---------   ---------
Balance, December 31, 2000 3,102,291   2,897,709   $0.086   2,872,709
                           =========   =========            =========

   The following summarizes options outstanding at December 31, 2000:

                       Weighted
                       Average
                      Remaining
Exercise   Number    Contractual    Number
 Price   Outstanding Life (Years) Exercisable
 -----   ----------- ------------ -----------
 $0.001   2,000,000      0.67      2,000,000
 $0.150     338,542      3.38        338,542
 $0.350     559,167      2.82        534,167
          ---------                ---------
          2,897,709                2,872,709
          =========                =========

                           UNIVERSAL ICE BLAST, INC.

Note 11--Income Taxes

   At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes totaling approximately $2,145,000, which are available to offset future federal taxable income, if any. The net operating loss carryforwards expire in years ending 2013 through 2021.

   Deferred taxes are comprised of the following at December 31:

                                                         2000       1999
                                                       ---------  ---------
Deferred tax assets
   Net operating loss carryforwards................... $ 730,400  $ 516,800
   Other..............................................   109,800     51,500
                                                       ---------  ---------
   Gross deferred tax assets..........................   840,200    568,300
Deferred tax liability
   Depreciation.......................................   (52,100)   (23,000)
   Valuation allowance................................  (788,100)  (545,300)
                                                       ---------  ---------
                                                       $      --  $      --
                                                       =========  =========

   A valuation allowance for the full amount of the net deferred tax asset has been recorded because realization in the near term is not reasonably assured. Because the corporation has never reported positive net income, and its deferred tax assets are completely offset by the valuation allowance, no provision for income taxes is included in its reported net loss.

   A reconciliation of the income tax benefit to the amount expected using the Federal statutory rate follows:

                                                   2000             1999
                                             ---------------  ---------------
Expected amount using Federal statutory rate $ 245,700   34%  $ 258,800   34%
Non-deductible items........................    (2,900)  (1%)    (3,000)  (1%)
Increase in valuation allowance.............  (242,800) (33%)  (255,800) (33%)
                                             ---------  ----  ---------  ----
                                             $      --  -- %  $      --  -- %
                                             =========  ====  =========  ====

Note 12--Accounting Correction




   Accounting Correction--During 2001, the Company found an error in its treatment of a sale and leaseback transaction as of December 31, 2000. Upon further review it was determined the substance of the transaction was a secured borrowing and not a sale and leaseback. The error resulted in the overstatement of equipment and deferred gains from sale and leaseback transactions of $79,638. In addition, the error resulted in reclassification which reduced obligations under capital lease and increased long-term debt by $96,769. The correction had no impact on the loss for the year ended December 31, 2000 as no gain had been previously recognized in the statement of operations. The 2000 financial statements have been restated to reflect this correction of an error.



   Reclassifications--During 2001, certain reclassifications of revenue and expense items were made to the previously presented 2000 and 1999 financial statements in order to better reflect the nature of such items. The effect of the reclassifications is as follows:



   Revenue--Machine and accessories revenue increased $35,072 in 2000 with a corresponding decrease to Service and Rental Income. There is no effect on net revenue.

                           UNIVERSAL ICE BLAST, INC.

   Cost of revenue and gross profit--Service and rental cost of revenue increased by $76,782 in 2000 and $51,337 in 1999 with corresponding decreases in general and administrative expenses and gross profit. The reclassifications are due primarily to depreciation of rental equipment, staff travel and other miscellaneous expenses that directly related to rental and service income.



   Operating expenses--Research and development expenses increased while general and administrative expenses decreased by $13,647 during 2000 as a result of reclassifying legal expenses related to patent costs. The net effect of the reclassification adjustments is a decrease in operating expenses of $76,782 in 2000 and $51,337 in 1999.



   These reclassifications had no effect on the Company's net loss in 2000 and 1999.

                           UNIVERSAL ICE BLAST, INC.



                          CONSOLIDATED BALANCE SHEET



                                March 31, 2001


                                  (Unaudited)



                              ASSETS
CURRENT ASSETS
   Cash and cash equivalents....................................... $     8,473
   Accounts receivable.............................................
   Trade...........................................................      43,300
   Related parties.................................................      32,623
   Inventory.......................................................      15,153
   Prepaid expenses and other......................................      28,961
                                                                    -----------
       Total current assets........................................     128,510
EQUIPMENT, net.....................................................     190,602
OTHER ASSETS.......................................................       8,204
                                                                    -----------
                                                                    $   327,316
                                                                    ===========

              LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
   Accounts payable................................................ $   112,399
   Accrued liabilities.............................................      37,058
   Due to related parties..........................................      15,608
   Advances from officers..........................................      96,617
   Current portion of capital lease obligations and long-term debt.      73,411
                                                                    -----------
       Total current liabilities...................................     335,093
                                                                    -----------
LONG-TERM LIABILITIES
   Capital lease obligations, net of current portion...............      85,494
   Long-term debt, net of current portion..........................      75,500
   Deferred gains from sale and leaseback transactions.............      38,444
   Deferred salaries and bonuses...................................     140,483
                                                                    -----------
       Total liabilities...........................................     675,014
                                                                    -----------
STOCKHOLDERS' DEFICIT
   Preferred stock.................................................          --
   Common stock....................................................      21,966
   Additional paid-in capital......................................   2,387,432
   Deferred stock-based compensation...............................      (2,989)
   Accumulated deficit.............................................  (2,754,107)
                                                                    -----------
       Total stockholders' deficit.................................    (347,698)
                                                                    -----------
                                                                    $   327,316
                                                                    ===========



The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.



                     CONSOLIDATED STATEMENT OF OPERATIONS



                  Three Months Ended March 31, 2001 and 2000


                                  (Unaudited)



                                                         2001         2000
                                                      -----------  -----------
REVENUE
   Sales of machines and accessories................. $     3,183  $    65,666
   Service and rental income.........................      65,464       36,601
                                                      -----------  -----------
                                                           68,647      102,267
                                                      -----------  -----------
COSTS OF REVENUE
   Machines and accessories..........................          --       36,720
   Service and rental................................      35,719       16,988
                                                      -----------  -----------
                                                           35,719       53,708
                                                      -----------  -----------
GROSS PROFIT.........................................      32,928       48,559
                                                      -----------  -----------
OPERATING EXPENSES
   General and administrative........................     124,931      137,380
   Research and development..........................      46,174       30,847
   Selling and marketing.............................      13,455       24,155
                                                      -----------  -----------
                                                          184,560      192,382
                                                      -----------  -----------
OPERATING LOSS.......................................    (151,632)    (143,823)
INTEREST EXPENSE.....................................      (9,753)     (10,586)
                                                      -----------  -----------
NET LOSS............................................. $  (161,385) $  (154,409)
                                                      ===========  ===========
BASIC AND DILUTED NET LOSS PER SHARE................. $     (0.01) $     (0.01)
                                                      ===========  ===========
WEIGHTED AVERAGE SHARES OUTSTANDING USED IN BASIC AND
  DILUTED PER-SHARE CALCULATION......................  20,919,560   17,455,392
                                                      ===========  ===========




The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.



                     CONSOLIDATED STATEMENT OF CASH FLOWS



                  Three Months Ended March 31, 2001 and 2000


                                  (Unaudited)



                                                                              2001       2000
                                                                            ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss................................................................ $(161,385) $(154,409)
   Adjustments to reconcile net loss to net cash from operating activities
       Depreciation and amortization.......................................    21,339     16,457
       Common stock issued for goods and services..........................        --     35,925
       Amortization of deferred stock-based compensation...................     1,500      6,138
       Loss on disposal of property and equipment..........................        --         --
       Amortization of deferred gain on sale-leaseback.....................    (3,183)    (3,182)
       Changes in assets and liabilities
          Accounts receivable--trade.......................................    (3,835)   (28,012)
          Accounts receivable--related parties.............................    (4,131)     2,512
          Inventory........................................................    (4,210)    26,377
          Prepaid expenses and other.......................................   (29,940)    (2,173)
          Accounts payable.................................................    (1,517)     1,733
          Accrued liabilities..............................................   (16,891)    21,261
          Due to related parties...........................................       (50)      (140)
          Deferred officers' compensation..................................    24,221     24,220
          Customer deposits................................................        --    (30,000)
                                                                            ---------  ---------
              Net cash used in operating activities........................  (178,082)   (83,293)
                                                                            ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment...................................................        --     (2,830)
                                                                            ---------  ---------
              Net cash used in investing activities........................        --     (2,830)
                                                                            ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on capital lease obligations...................................   (14,596)   (25,676)
   Payments on long-term debt..............................................    (5,927)        --
   Proceeds from issuance of common stock..................................   168,649    167,544
   Advances from stockholders..............................................        --     14,353
   Payments on advances from stockholders..................................   (27,984)   (19,116)
   Payments of note payable................................................        --    (30,000)
                                                                            ---------  ---------
              Net cash provided by financing activities....................   120,142    107,105
                                                                            ---------  ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................   (57,940)    20,982
CASH AND CASH EQUIVALENTS
   Beginning of period.....................................................    66,413      3,161
                                                                            =========  =========
   End of period........................................................... $   8,473  $  24,143
                                                                            =========  =========
NONCASH INVESTING AND FINANCING TRANSACTIONS
CASH PAID FOR INTEREST..................................................... $   7,514  $  10,263
                                                                            =========  =========



The notes to the financial statements are an integral part of these financial statements.

                           UNIVERSAL ICE BLAST, INC.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                  (Unaudited)



Note 1--Basis of Presentation of Unaudited Interim Financial Information



   The accompanying unaudited condensed financial statements have been prepared in accordance with the Item 310 (b) of Regulation SB. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position and results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Company's consolidated financial statements for the year ended December 31, 2000, which are included elsewhere in this registration statement. In the opinion of Management, all adjustments of a normal recurring nature that are considered necessary for a fair presentation have been included in the interim period. Operating results for the periods ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.



Note 2--Use of Estimates



   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Note 3--Segment Information



   At March 31, 2001, all identifiable assets were located within the United States. The Company attributes sales to customers in individual foreign countries based on the location where the product was shipped. Net sales be geographic area for the three months ended March 31, were as follows:



                     2001     2000
                    ------- --------
Net sales
   United States... $68,647 $ 56,267
   The Netherlands.      --   46,000
                    ------- --------
                    $68,647 $102,267
                    ======= ========



Note 4--Going Concern



   The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern.



   During the three months ended March 31, 2001, the Company's incurred a loss of $161,385 and has a working capital deficit of $206,583. The Company's future success will depend heavily on its ability to generate cash from operating activities. If the Company is not sufficiently successful in increasing cash provided by operating activities, it may need to sell additional common stock or other securities. There is no assurance that the Company will be able to achieve sufficient cash from operations, or sell additional common stock or other securities. The Company's ability to obtain additional cash if and when needed could have a material adverse effect on its financial position, results of operations and its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                           UNIVERSAL ICE BLAST, INC.

Note 5--Common Stock



   During the three months ended March 31, 2001 the Company issued 1,124,334 shares of common stock through private placements to accredited investors at a weighted average price of $0.15 per share.



Note 6--Earnings (Loss) Per Share



   Basic earnings (loss) per common share is computed based upon net earnings
(loss) divided by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share is computed based upon net earnings (loss) divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. The basic and diluted earnings (loss) per common share are the same since the Company had a net loss for both periods reported and the inclusion of outstanding stock options would be anti-dilutive.



Note 7--Inventory



   The Company values its raw materials and parts, work-in-progress and finished good inventories at the lower of cost or market, first-in first-out basis. At March 31, 2001 inventory in the amount of $15,153 consisted entirely of raw materials and parts.



Note 8--Subsequent Events



   In July of 2001 the Company received its first purchase order from the Ford Motor Company for a precision cleaning, ice blast system to be installed in the production line of Ford's Sharonville, Ohio transmission gear facility. The purchase order is for the design, manufacture, and installation of one ice blast cleaning station with commitments for an additional eight similar systems. Ford's commitments will be automatically triggered upon Ford's acceptance of the first system. The Company expects to commence manufacture of the system in August, and pre-test it at the Company's Kirkland, Washington facility for at least 20 days prior to shipment and installation at Ford during the Christmas holiday. The Company has agreed to a maximum of 90 days for Ford's acceptance of the first system, although such acceptance is expected by management to come sooner. The Company expects that no revenue from Ford sales will be reported before the first quarter of 2002.



Note 9--Management's Plans



   The planned expansion of the Company's business will require significant capital to fund capital expenditures, working capital needs, debt service and the cash flow deficits expected to be generated over the next six to nine months by operating losses. Current cash balances and the realization of accounts receivable will not be sufficient to fund the Company's current business plan beyond the next two months. As a consequence, the Company is currently seeking convertible debt and/or additional equity financing as well as the placement of a credit facility to fund the Company's immediate liquidity needs. There can be no assurance that the Company will be able to raise additional capital on satisfactory terms or at all.

                               INDEX TO EXHIBITS

Exhibit
  No.   Description
------- -----------

  3.1   Articles of Incorporation*

  3.2   Amended and Restated By-laws*

 10.1   Industrial Lease Agreement of Kirkland Commerce Center to Universal Ice Blast dated March 5,
          2001*

 10.2   Universal Ice Blast, Inc. 1999 Stock Plan*

 21.1   Subsidiaries of the Company*

--------
* Previously Filed.